Exhibit 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2017		2016		2017		2016

Earnings
Pre-tax net income	$14,874		$25,466		$54,557		$47,821
Add:
Fixed charges	24,593		15,809		56,275		49,184
Noncontrolling interest	26		25		42		66
Earnings, as adjusted	$39,493		$41,300		$110,874		$97,071

Fixed charges
Interest expensed and capitalized	$23,150		$14,494		$52,185		$45,291
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,418		1,300		4,033		3,848
Estimate of interest within rental expense	25		15		57		45
Fixed charges, as adjusted	24,593		15,809		56,275		49,184
Preferred stock dividends	2,561		2,561		7,682		7,682
Combined fixed charges and preferred stock dividends	$27,154		$18,370		$63,957		$56,866

Ratio of earnings to fixed charges	1.61	x	2.61	x	1.97	x	1.97	x

Ratio of earnings to combined fixed charges and preferred stock dividends	1.45	x	2.25	x	1.73	x	1.71	x